23001984

ION

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
JAN 02 2024
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2022 (MM/DD/YY) AND ENDING 09/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Entoro Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

720 N Post Oak Road, Suite 400
(No. and Street)

Houston	Texas	77024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James C. Row	713-823-2900	jrow@entoro.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LaPorte CPAs & Business Advisors
(Name – if individual, state last, first, and middle name)

1770 St. James Pl, Ste 250	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

10/16/2003	#601
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, James C. Row, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Entoro Securities, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SAM CARTWRIGHT
Notary Public, State of Texas
Comm. Expires 01-11-2026
Notary ID 13352796-8

Notary Public [signature]

Signature: [signature]

Title: Authorized Representative

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ENTORO SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2023

ENTORO SECURITIES, LLC

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

FINANCIAL STATEMENTS:

SUPPLEMENTARY INFORMATION:

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Entoro Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Entoro Securities, LLC (the Company) as of September 30, 2023, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I (the Supplementary Information) has been subjected to audit procedures performed in conjunction with the audit of Entoro Securities, LLC's financial statements. The Supplementary Information is the responsibility of Entoro Securities, LLC's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2019.

Covington, LA
December 15, 2023

ENTORO SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2023

ASSETS

Assets	
Cash and cash equivalents	$ 95,595
Certificates of Deposit	20,449
Accounts receivable	412,600
Other assets	9,728
Total Assets	$ 538,372

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 65,975
Payable to affiliates	-
Total Liabilities	65,975
Member's Equity	472,397
Total Liabilities and Member's Equity	$ 538,372

The accompanying notes are an integral part of these financial statements

ENTORO SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2023

Revenues:	
Commission Income	$1,810,999
Finders Fees	598,350
Advisory Fees	252,507
Administrative Fees	154,162
Interest Income	2
Total Revenues	2,816,020
Operating Expenses	
Commission Expense	2,269,602
Regulatory Fees	46,939
General and Administrative	680,061
Total Operating Expenses	2,996,602
Net Loss	$ (180,582)

The accompanying notes are an integral part of these financial statements

ENTORO SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2023

Balances - September 30, 2022	$ 561,342
Contributions per Expense Sharing Agreement	91,637
Net Loss	(180,582)
Balances - September 30, 2023	$ 472,397

The accompanying notes are an integral part of these financial statements

ENTORO SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (180,582)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Contributions per Expense Sharing Agreement	91,637
Changes in operating assets and liabilities:	
Increase in Accounts Payable	46,459
Increase in Accounts Receivable	(3,050)
Increase in Other Assets	(1,781)
NET CASH PROVIDED (USED) FROM OPERATING ACTIVITIES	(47,317)
Net Decrease in Cash and Cash Equivalents	(47,317)
Cash and Cash Equivalents, beginning of year	142,912
Cash and Cash Equivalents, end of year	$ 95,595
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION	
Interest	$ -
Income Taxes	$ -

The accompanying notes are an integral part of these financial statements

ENTORO SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

1. **Business**:

Entoro Securities, LLC (the "Company) was incorporated in the state of Delaware on January 1, 2005. The Company was initially a registered direct participation program broker-dealer under the Securities Exchange Act of 1934 (the "Securities Act"). In late 2016 the Company modified its service offering from an open outcry bidding business for the energy sector to a proprietary internet bidding platform and a Regulation D offering platform for all industry sectors. With the added service offerings, the Company now has a broader service offering mostly in private placements, mergers and acquisitions, and new technology financial assets. The Company is a wholly owned subsidiary of Entoro Capital, LLC (Parent).

Since January 2017 the Company started using an Expense Sharing Agreement with Entoro Capital, LLC whereby rent, overhead and salaries attributable to Entoro Securities are allocated proportionally.

2. **Summary of Significant Accounting Policies**:

Use of Estimates – In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.

Revenue Recognition and Expenses – The Company generates revenue by providing dealer/manager services to affiliates. Revenue is recognized as earned. In accordance with the Expense Sharing Agreement, Entoro Capital allocates to the Company general and administrative costs based on a proportionate basis with the Company.

Accounts Receivable – The accounts receivable balance at October 1, 2022 totaled $409,550. The accounts receivable balance at September 30, 2023 totaled $412,600.

Income Taxes – As a limited liability company, the Company is not a taxable entity under the provisions of the Internal Revenue Code and, accordingly, the accompanying financial statements do not reflect a provision for the Company for federal income taxes. The tax effect of the Company's transactions related to this entity is the responsibility of its sole member. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement. The Company is subject to the Texas state margin tax and incurred $0 of margin taxes in fiscal year 2023.

Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with financial institutions that management believes are creditworthy.

3. **Net Capital**:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Act, the Company is required to maintain a minimum net capital of $5,000 or 6.67% of aggregate indebtedness. The provisions also require that the ratio of aggregate indebtedness to net capital, both as defined by the Securities Act, shall not exceed 15:1. As of September 30, 2023, the excess net capital of the Company was $44,660. Its ratio of aggregate indebtedness to net capital was 1.33 to 1.

4. **Related Party Transactions**:

As of September 30, 2023, the Company had a receivable due from its parent in the amount of $399,000, which consists of short-term cash advances. The receivable has no set terms of repayment and does not bear interest.

For the year ended September 30, 2023, management and administrative fees of $212,500 were paid to Entoro Capital, LLC.

Additionally, total rent allocated from an affiliate for the year ended September 30, 2023 was $7,800. The company recorded $83,837 in other administrative fees associated with an expense sharing agreement with Entoro Capital, LLC.

5. **Subordinated Liabilities**

There were no liabilities subordinated to claims of general creditors at any time during the year ended September 30, 2023. Therefore, the statement of changes in liabilities subordinated to claims of general creditors as specified by rule 17a-5(d)(2) has not been presented for the year ended September 30, 2023.

6. **Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers**

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company does not hold customer funds or securities.

7. **Revenues from Contracts with Customers**

The following table presents our total revenues separated for our revenues from contracts with customers and our other sources of revenues:

Revenue from contracts with customers	$2,661,856
Other revenue	154,164
Total revenue	$2,816,020

Revenue from contracts with customers is recognized when, or as, we satisfy our performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that we determine the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for those promised goods or services (*i.e.*, the "transaction price"). In determining the transaction price, we consider multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, we consider the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of our influence, such as market volatility or the judgment and actions of third parties.

Investment Banking. We provide our clients with private placement and financial advisory services. Private placement services include placement agent services in both the equity and debt capital markets. Placement agent revenues are recognized as of the date the client obtains the control and benefit of the offering proceeds.

Revenues from financial advisory services primarily consist of fees generated in connection with merger and acquisition and transactions. Advisory fees from mergers and acquisitions engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. Fees received prior to the completion of the transaction are deferred within Accrued expenses and other liabilities in the Statement of Financial Condition to the extent any further performance obligation remains with respect to such fees. A portion of the fees we receive for our advisory services are considered variable as they are contingent upon a future event (*e.g.*, completion of a transaction) and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. Payment for advisory services are generally due promptly upon completion of a specified milestone or, for retainer fees, periodically over the course of the engagement. We recognize a receivable between the date of completion of the milestone and payment by the customer. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses are expensed as incurred.

8. **Subsequent Events**

The Company has evaluated subsequent events through December 15, 2023, the date the financial statements were available to be issued. Management concluded that there were no events to disclose and no events were evaluated after such date.

SUPPLEMENTARY INFORMATION

ENTORO SECURITIES, LLC

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF SEPTEMBER 30, 2023

Member's Equity Qualified for Net Capital	**$ 472,397**
Less Non-Allowable Assets:	
Accounts Receivable	(412,600)
Prepaid Expenses	(9,728)
Less Haircuts on Certificates of Deposit	(409)
Net Capital	**$ 49,660**
Net Capital Requirement:	
The greater of $5,000 or 6 2/3% of aggregate indebtedness not to exceed 1,500% of net capital	$ 5,000
Excess Net Capital	**$ 44,660**
Aggregate Indebtedness	
Accounts Payable	$ 65,975
Total Aggregate Indebtedness	$ 65,975
Ratio of Aggregate Indebtedness to Net Capital	1.33 to 1

Reconciliation of audited net capital with net capital reported in the Company's Form X-17A-5 (FOCUS Report, Part II) as of September 30, 2023:

Net capital as reported on FOCUS report	$ 67,888
Increase in Accounts Payable	-17,819
Haircut on Certificate of Deposit	-409
Net capital as amended per audited report	$ 49,660

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Member
Entoro Securities LLC

We have reviewed management's statements, included in the accompanying Entoro Securities LLC Exemption Report, in which Entoro Securities LLC (the Company) stated that:

1. The Company does not meet any of the exemption conditions of paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, but is filing an Exemption Report relying on Footnote 74 of the 2013 Release adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to offering proprietary internet syndication and Regulation D platforms, in addition to private placement, merger and acquisition, divestiture and other new technology financial assets advisory activities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company did not: (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) carry accounts of or for customers; and (3) carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
December 15, 2023

Entoro Securities, LLC

Exemption Report

Entoro Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company offers a proprietary internet syndication platform and a Regulation D offering platform for all industry sectors, in addition to a broader service offering mostly in private placements, mergers and acquisitions, acquisitions and divestitures, and other new technology financial assets. This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) We identified the provisions of Footnote 74 of the SEC Release No. 34-70073, under which the Company is not required to claim an exemption from 17 C.F.R. § 240.15c3-3, and

(2) The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4;

(3) The Company did not carry accounts of or for customers; and

(4) The Company did not carry PAB accounts (as defined in Rule 15c3-3).

The Company met the identified provisions under Footnote 74 throughout the most recent fiscal year without exception. The Company hereby affirms that, to the best of its knowledge and belief, this Exemption Report is true and correct.

James C. Row

James C. Row, CFA
Chief Compliance Officer
Entoro Securities, LLC